Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS

8-2-337, Road No. 3, Banjara Hills,	KEDAR UPADHYE	CALVIN PRINTER
Hyderabad - 500034. Telangana, India.	kedaru@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-66834297)	(Ph: +91-40- 49002121)

Dr. Reddy’s strengthens OTC portfolio - launches Nise D Spray

Hyderabad, India – 2 November, 2015	For Immediate dissemination

Dr. Reddy’s today announced the launch of Nise D spray, emphasizing its strategic intent of being a player of substance in the Indian OTC (Over The Counter) space. Nise D spray, offers quick and targeted pain killing. Through this product Dr Reddy’s has further expanded its offerings in the therapeutic area of pain relief to consumers.

In India, the market for pain relief products is approximately INR 1,700 crore*. Pain relief sprays are growing 20 times faster than creams and gels, indicating a trend of changing consumer preferences.

The formulation for Nise D Spray comprises 3 key ingredients which get absorbed quicker, penetrate deep to reach the source of pain and reduce inflammation.

Nise, as a brand has been providing effective relief to consumers by killing pain over the years. Nise believes in reaching out to consumers at the point of incidence or in a relevant context. Nise was the first ever pain relief partner of the Indian Super League and various marathons in key cities across India.

M V Ramana EVP & Head Branded Markets (India & Emerging countries) – Dr. Reddy’s said, “Nise D Spray marks our entry into the new segment and further boosts our OTC portfolio. Nise gel has made a remarkable headway into the market and looking at the market dynamics and consumer requirements, we expect Nise D Spray to have a great momentum and significant market share across regions.”

Nise D Spray will be available across all leading and neighborhood pharmacy store. It will be available in two convenient pack sizes – pocket pack at INR 99/- and home pack for INR 130/-.

*  A C Nielsen Retail Measurement Study MAT August 2015

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses - Pharmaceutical Services & Active Ingredients , Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.